Exhibit (a)(1)(G)

To: Polycom’s Leadership Team

Today, the company has launched the one-time stock option exchange program approved by our stockholders at our 2009 annual meeting. Please understand that the option exchange program is regulated by the SEC and NASDAQ. We are required to file all written or recorded information regarding the exchange program with the SEC.

As Polycom’s management team, it is likely that employees, consultants, vendors or customers may ask you questions regarding the exchange program. Any communications between you and your employees or other constituents are governed by the same SEC rules and regulations. Therefore, we are asking that you adhere to the following communication requirements, without exception.

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Do not answer any questions. Refer the question back to the offering materials describing the offer to exchange, which are available on a secure, external website at https://polycom.equitybenefits.com or on the SEC’s website. If that is not satisfactory, or doesn’t address their concern, you should recommend that they submit their question to OptionExchangeQuestions@polycom.com.

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Do not answer any question via email, voicemail or videomail. Any recorded message must be filed with the SEC. These filings are expensive and time-consuming. Also any incorrect information inadvertently given will require the company to take complex corrective steps in order to remain in compliance.

•	Do not give any opinion or advice about whether someone should participate in the exchange.

•	If you do forget and send an email or voicemail that you think may be outside of these requirements, you must contact [ ] in Legal or [ ] in Human Resources as soon as possible.

Thank you for your commitment to these requirements. We believe the exchange program is important for Polycom and our employees. We want to ensure that the process goes smoothly. We are counting on you to ensure that we follow all of these requirements. You are free to share these requirements with your employees or others who may make inquiries.

If you have any questions about these requirements, please contact [                ] in the Legal Department or [                ] in Human Resources.

Thanks,

Gary

Gary Ziesés
Senior Vice President – Human Resources